

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 19, 2018

Brig Taylor
Chief Executive Officer
SlideBelts Inc.
4818 Golden Foothill Pkwy
Unit #9, El Dorado Hills, CA 95762

> **Re: SlideBelts Inc.**
> **Amendment to Offering Statement on Form 1-A**
> **Filed November 2, 2018**
> **File No. 024-10910**

Dear Mr. Taylor:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2018 letter.

Form 1-A/A filed November 2, 2018

Notes to Financial Statements
Note 9:Recent Accounting Pronouncements, page F-39

1.   We note your response to comment 4 and understand that you will adopt ASC 606 in fiscal 2019. Considering that the applicable literature related to direct-response advertising in ASC 340-20 will be superseded upon adoption of ASC 606, please tell us how you have considered providing additional qualitative disclosures to assist investors in assessing the significance of the impact that this standard will have on your financial statements when adopted. These qualitative disclosures may include a description of the effects of the accounting policies that you expect to apply, if determined, and how they compare to your current accounting policies. In addition, to the extent that you have determined the

quantitative impact that adoption of ASU 2014-09 is expected to have on your financial statements, please disclose such amounts.

You may contact Raj Rajan at 202-551-3388 or Craig Arakawa, Accounting Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel, at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Andrew Stephenson, Esq.